Micah Leiff Nutt

1250 Alaskan Way, Seattle, WA 98101

Micah@CopperworksDistilling.com

Education:

1981 - 1985   Trinity College, Hartford, CT - Bachelor of Science, with honors, Philosophy and Computer
Coordinate.

Experience:

2011-Present   Co-founder and Vice-President, Copperworks Distilling Co., Seattle, WA
Helped in all aspects of building award-winning distillery. Co-developed recipes, processes, and
procedures for all products: Distilled vodka, gin, cask finished gin, and American Single Malt
Whiskey. Head distiller responsible for all production operations and record-keeping.

1985-Present   *Software Engineer*